VEON 2025 Integrated Annual Report: Record Digital Growth, Sovereign AI and Kyivstar Listing Define a Transformative Year Dubai and New York, April 23, 2026: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”, and together with its subsidiaries the “Group”), today announces the publication of its 2025 Integrated Annual Report (“IAR 2025”), showcasing a defining year of digital and financial performance and continued progress in strengthening the Group’s Environmental, Social, and Governance (“ESG”) program. The IAR 2025 provides stakeholders with an overview of VEON’s operational, financial, and strategic performance during the 2025 reporting period, as well as key developments in governance and sustainability. “In 2025, VEON crossed a threshold we have been building toward for years: for the first time we had more users of our digital services than for connectivity alone. That milestone demonstrates that we are not augmenting a telco; we are building a digital operator whose growth is measured in the value that we add to people's lives,” said Kaan Terzioğlu, Chief Executive Officer of VEON. “We advanced a series of strategic initiatives that strengthened our portfolio and sharpened our focus. From the successful listing of Kyivstar on Nasdaq to expanding into new digital service verticals and bringing satellite connectivity to our markets, these actions reinforced our evolution into a more agile, high-growth consumer and enterprise services company.” A milestone in digital growth In 2025, VEON delivered robust financial results underpinned by strong digital momentum. Group revenues increased by 9.9% year-on-year to USD 4,399 million, while EBITDA rose by 18.8% to USD 2,009 million, reflecting disciplined cost management and continued digital monetization. Local currency revenues grew by 14.2%, and local-currency EBITDA increased by 24.2%, demonstrating the underlying strength of VEON’s frontier-market operations. VEON reached a milestone in the fourth quarter of 2025, with digital service customers exceeding connectivity users for the first time, reaching 205.8 million 3-month active users compared to 150.2 million connectivity customers. For the full year, direct digital revenues increased by 62.5% year-on-year, accounting for 17.3% of total Group revenues, and reaching 20.1% of total revenues in 4Q25. This growth reflects increasing adoption of VEON’s digital services across key verticals and their growing role in enabling a better life for all and digital growth for our markets. At the same time, VEON became a pioneer in taking resilient connectivity to the next level in its markets, integrating satellite-powered connectivity into customer experience through its partnership with Starlink.

Advancing augmented intelligence Guided by VEON’s AI1440 ambition of augmenting human capabilities every minute of every day, VEON’s digital operators deployed AI-enabled solutions across consumer services enterprise platforms, and operations. Beeline Kazakhstan’s AI Tutor launch in mid-2025 brought Kaz-LLM to life for users in Kazakhstan, while in Ukraine, Kyivstar partnered with the Ministry of Digital Transformation to develop Ukrainian LLM. VEON initiated partnerships to accelerate the development of sovereign AI across its markets. Strengthening environmental, social, and governance foundations 2025 represented an important step in formalizing VEON’s ESG approach. In the fourth quarter of the year, the Group approved its first Group-wide ESG Policy and three-year ESG Strategy, establishing a structured framework for managing environmental, social, and governance priorities across operations. Governance oversight was further strengthened through the integration of ESG considerations into the Group’s Enterprise Risk Management framework. The establishment of a Compliance Centre of Excellence and enhancements to third-party due diligence, conflict-of-interest management, and Speak Up mechanisms supported a consistent and accountable governance environment across markets. Improving energy efficiency VEON continued to improve energy efficiency and expand the use of renewable energy across its operations. The number of base transceiver stations equipped with solar and/or wind technology increased from 1,085 in 2024 to 1,906 in 2025. In Ukraine, Kyivstar acquired a 12.9 MW solar power plant, contributing to local renewable energy generation. Banglalink commissioned Bangladesh’s first solar-powered mobile operator data center, while Beeline Kazakhstan expanded off-grid connectivity to remote communities using hybrid renewable solutions. Kyivstar: First Ukrainian Investment Opportunity on a U.S. Stock Market VEON and Kyivstar maintained their unwavering support for Ukraine in 2025. This included investments in connectivity, energy resilience, and digital services, such as the acquisition of Uklon, Ukraine’s top ride-hailing platform, and the February 2026 acquisition of Tabletki.ua, Ukraine’s leading online healthcare price comparison platform. In 2025, Kyivstar also launched Starlink Direct-to-Cell services nationwide in Ukraine, the first mobile operator in Europe to do so. This enabled Kyivstar customers in Ukraine to stay connected with messaging services on regular 4G smartphones even at times when the terrestrial network is unavailable. Kyivstar began trading on the Nasdaq Stock Market (“Nasdaq”) on August 15th, 2025 becoming the first Ukrainian investment opportunity listed on a U.S. stock exchange. VEON also launched its “Invest in Ukraine NOW!” business symposium series in New York, bringing together business, investor, and government leaders to support Ukraine’s long-term recovery and development. Strengthening governance and creating shareholder value During 2025, VEON continued to streamline its corporate structure and enhance shareholder value. The VEON board of directors (the “Board”) authorized a share buyback program of up to USD 100 million, reflecting confidence in the Group’s financial position and outlook, and in early 2026 the Company adopted a capital allocation policy targeting the return of at least USD 100 million to shareholders annually through repurchases, subject to market conditions and Board approval, further reinforcing its commitment to delivering consistent and measurable shareholder returns. Portfolio actions, including the Deodar tower transaction in Pakistan and the exit from Kyrgyzstan, enabled greater focus on high-growth frontier markets. Operating from its headquarters in the Dubai International Financial Centre (DIFC), VEON is the largest Nasdaq-listed company headquartered in Dubai. Workplace diversity and inclusion VEON continued to invest in its workforce and employee development. Spending on employee training and development increased to USD 5.4 million, compared with USD 4.4 million in 2024 and USD 2.6 million in 2023, reflecting a sustained focus on building skills and capabilities across the organization. An independent DE&I maturity assessment found VEON to be performing above industry benchmarks in workplace diversity and product inclusivity, supporting an inclusive and high-performing work environment. A PDF version of the 2025 Integrated Annual Report is available to download here. An interactive version of the report will be available here: https://www.veon.com/integrated-annual- report-2025/ About VEON VEON is a digital operator that provides connectivity and digital services over 150 million connectivity and more than 205 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com. Disclaimer This document contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to VEON’s future operating results, targets, or financial positions. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not anticipate. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. There are numerous risks, uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, such as those discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. See “Report disclaimer” in the 2025 Integrated Annual Report our for a more fulsome description of the above. Contact Information

Russell James Group Director ICRM and ESG esg@veon.com Hande Asik Chief Communications and Strategy Officer pr@veon.com